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SEC FILE NUMBER
8-68542

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Apollo Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 West 57th Street
(No. and Street)

New York	NY	10019-2701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James McAuley	917-286-5678	jmcauley@apollo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APOLLO GLOBAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

AFFIRMATION

We, Martin Kelly and James McAuley, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Apollo Global Securities, LLC, as of and for the year ended December 31, 2022, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Martin Kelly,
Chief Financial Officer

James McAuley,
FINOP

Subscribed to before me this
28 the date of February 2023

Notary Public

Caleigh Wozniak
Notary Public, State of New York
Reg. No. 01WO6431827
Qualified in New York County
Commission Expires April 18, 2026

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2023

We have served as the Company's auditor since 2011.

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	294,578,640
Underwriting fees receivable		520,584
Receivables from related parties		81,215,728
Other assets		1,671,032
TOTAL ASSETS	$	377,985,984
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to related party	$	1,012,802
Accounts payable and accrued expenses		1,670,690
TOTAL LIABILITIES		2,683,492
MEMBER'S EQUITY		375,302,492
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	377,985,984

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, Inc. (the "Ultimate Parent," "Apollo," or "AGM").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, engages in underwriting on a firm commitment and best efforts basis, the resale of securities pursuant to Rule 144A under the Securities Act of 1933 and participating in distributions of securities (other than firm commitment underwritings).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions and money market funds. At times during the year, cash balances may exceed the insured limit.

Receivables—Underwriting fees recognized but not received are included in underwriting fees receivable on the Statement of Financial Condition. Advisory and transaction fees and shareholder servicing/distribution fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

Payable to related party—The Company has a netting agreement with the Parent ("Netting Agreement") whereby payables and receivables between the Parent and the Company are set-off monthly resulting in a single net receivable or payable amount.

A net receivable or payable amount is included in the receivable from related party or payable to related party on the Statement of Financial Condition. The Company settles its net receivable or payable with the Parent on a quarterly basis.

Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through related parties certain services, facilities and personnel as required for the Company to perform its broker-dealer business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In October 2021, the FASB issued guidance to add contract assets and contract liabilities from contracts with customers acquired in a business combination to the list of exceptions to the fair value recognition and measurement principles that apply to business combinations, and instead require them to be accounted for in accordance with revenue recognition guidance. The new guidance will be adopted by the Company on January 1, 2023 and applied prospectively.

4. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash and cash equivalents, underwriting fees receivable and accounts payable and accrued expenses.

The fair value of the money market funds of $290,409,728 as of December 31, 2022 are categorized as Level I within the fair value hierarchy.

The Company does not hold any Level II or Level III financial instruments.

5. MEMBER'S EQUITY

The Company distributed $310,000,000 to the Parent during the year ended December 31, 2022.

6. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels. Accordingly, no income tax provision has been recorded in the Statement of Financial Condition as of December 31, 2022.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

On August 4, 2020, a putative class action complaint was filed in the United States District Court for the District of Nevada against PlayAGS Inc. ("PlayAGS"), all of the members of PlayAGS's board of directors (including three directors who are affiliated with Apollo), certain underwriters of PlayAGS (including Apollo Global Securities, LLC), as well as Apollo Asset Management, Inc. (AAM), Apollo Investment Fund VIII, L.P., Apollo Gaming Holdings, L.P., and Apollo Gaming Voteco, LLC (these last four parties, together, the "Apollo Defendants"). The complaint asserts claims against all defendants arising under the Securities Act of 1933 in connection with certain secondary offerings of PlayAGS stock conducted in August 2018 and March 2019, alleging that the registration statements issued in connection with those offerings did not fully disclose certain business challenges facing PlayAGS. The complaint further asserts a control person claim under Section 20(a) of the Exchange Act against the Apollo Defendants and the director defendants (including the directors affiliated with Apollo), alleging such defendants were responsible for certain misstatements and omissions by PlayAGS about its business. Plaintiffs filed amended complaints on January 11, 2021 and again on March 25, 2021. On May 24, 2021, all defendants in the case filed motions to dismiss the complaint. On December 2, 2022, the Court dismissed all claims against the Underwriters (including Apollo Global Securities, LLC) and the Apollo Defendants, but allowed a claim against PlayAGS and two of the Company's executives to proceed. The court also granted Plaintiffs leave to amend their complaint. On January 3, 2023, Plaintiffs filed a notice with the Court stating that they do not intend to file an amended complaint. On January 17, 2023, PlayAGS and the two remaining executive defendants filed a motion for judgment on the pleadings on the remaining claim, and a motion to stay discovery pending the adjudication of that motion. On January 23, 2023, the parties filed stipulations (1) setting a briefing schedule for that motion, and (2) extending the date to file a joint discovery plan to fourteen days following any denial of the motion to stay discovery. Those stipulations were granted by the Court on January 24, 2023. Plaintiffs' oppositions to the motions are due on February 17, 2023.

The Company enters into underwriting commitments. Transactions relating to such commitments settled during the year and there were no commitments outstanding as of December 31, 2022.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2 percent of combined aggregate debit items computed as defined by the alternative net capital requirement rules. At December 31, 2022, the Company's net capital was $286,086,953, which exceeded the minimum requirement by $285,836,953. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA. There was a distribution payment in 2022 for $310,000,000.

9. RELATED PARTY ACTIVITY

As of December 31, 2022, the Company had receivables from related parties of $81,215,728. There are no interest charges on related party receivables.

Underwriting fees, advisory and transaction fees and shareholder servicing/distribution fees earned by the Company are generated in transactions with related parties of the Parent, including the portfolio companies of funds managed by such related parties, whereby the Company earns fees for its services. Advisory and transaction fees and shareholder servicing/distribution fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

As of December 31, 2022, the Company had a receivable balance of $81,215,728 from five related parties.

In accordance with the Servicing Agreement and Netting Agreement, the Company has the right to offset receivable and payable balances with the Parent. At December 31, 2022, the Company had a net payable to the Parent of $1,012,802, included in payable to related party in the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was issued and determined there were no subsequent events requiring adjustment to, or disclosure in, the Statement of Financial Condition.

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